SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                              RedBack Networks Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                    757209101
                                 (CUSIP Number)


                                  Ursula Ranin
                                Nokia Corporation
                                Keilalahdentie 4
                                  P.O. Box 226
                              FIN-00045 Nokia Group
                                     Finland
                           Telephone: 011-358-9-180-71
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                    Copy to :
                            Michael J. Coleman, Esq.
                               Shearman & Sterling
                                 1080 Marsh Road
                          Menlo Park, California 94025
                            Telephone: (650) 838-3600


                                 August 18, 2003
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box: [ ]

CUSIP No. 757209101                   13D                      Page 2 of 6 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Nokia Finance International B.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)     [ ]
                (b)     [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS  WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e):  [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     The Netherlands
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF                0
   SHARES         --------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                 6,133,297 shares of common stock
    EACH          --------------------------------------------------------------
  REPORTING         9      SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           6,133,297 shares of common stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,133,297 shares of common stock
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   3.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                      CO
--------------------------------------------------------------------------------


--------
* Based upon 182,858,615 shares of common stock of the Company outstanding as of June 30, 2003, as reported in the Company's Form S-4 Registration Statement filed with the SEC on August 6, 2003.

CUSIP No. 757209101                   13D                      Page 3 of 6 pages

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Nokia Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)     [ ]
                (b)     [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS   WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e):   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Republic of Finland
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER
  NUMBER OF                0
   SHARES         --------------------------------------------------------------
 BENEFICIALLY       8      SHARED VOTING POWER
  OWNED BY                 6,133,297 shares of common stock
    EACH          --------------------------------------------------------------
  REPORTING         9      SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH          --------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER
                           6,133,297 shares of common stock
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,133,297 shares of common stock
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      3.4%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                    CO
--------------------------------------------------------------------------------


--------
* Based upon 182,858,615 shares of common stock of the Company outstanding as of June 30, 2003, as reported in the Company's Form S-4 Registration Statement filed with the SEC on August 6, 2003.

CUSIP No. 757209101                   13D                      Page 4 of 6 pages

                  This Amendment No. 2 ("Amendment No. 2") amends the Statement on Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on May 31, 2002(as amended by Amendment No. 1 filed on August 18, 2003), by Nokia Finance International B.V., a private company with limited liability incorporated under the laws of The Netherlands, and Nokia Corporation, a corporation incorporated under the laws of the Republic of Finland, with respect to shares of common stock, par value $0.0001 per share, of Redback Networks Inc., a Delaware corporation (the "Company").

                  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer

                  Based on the Company's Form S-4 Registration Statement filed with the SEC on August 6, 2003, 182,858,615 shares of common stock of the Company were outstanding as of June 30, 2003.

                  On August 18 and 19, 2003, NFI sold an aggregate of 7,590,000 shares of Common Stock in market transactions pursuant to Rule 144 of the Securities Act. The following table sets forth for each such transaction (i) the date of such transaction, (ii) the number of shares of Common Stock sold and
(iii) the sale price per share of Common Stock:

                                Number of Shares of      Sale Price Per Share of
    Date of Transaction:        Common Stock Sold:         Common Stock Sold:
    --------------------        ------------------         ------------------
     August 18, 2003                   750,000                   $0.3100
                                       600,000                   $0.3150
                                       300,000                   $0.3170
                                     2,850,000                   $0.3200

     August 19, 2003                 1,000,000                   $0.3000
                                     2,090,000                   $0.3100

CUSIP No. 757209101                   13D                      Page 5 of 6 pages

                  As of the date of the filing of this Amendment No. 2, after giving effect to the transactions described above, the Reporting Persons beneficially own 6,133,297 shares of Common Stock, representing approximately 3.4% of the outstanding Common Stock.

                  On August 19, 2003, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

CUSIP No. 757209101                   13D                      Page 6 of 6 pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 19, 2003

                                     NOKIA FINANCE INTERNATIONAL B.V.

                                     By:  /s/  Timo Ihamuotila
                                          --------------------------------------
                                          Name:  Timo Ihamuotila
                                          Title: Power Attorney


                                     NOKIA CORPORATION

                                     By:  /s/  Timo Ihamuotila
                                          --------------------------------------
                                          Name:  Timo Ihamuotila
                                          Title: Vice President, Corporate
                                                 Treasurer